UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: November 2015

Commission file number: 001-35932

ALCOBRA LTD.

(Translation of registrant's name into English)

Azrieli Triangle Building

132 Derech Menachem Begin 39th Floor

Tel Aviv 6701101 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

This report on Form 6-K of the registrant consists of the following documents, which are attached hereto and incorporated by reference herein.

This Form 6-K of the registrant is incorporated by reference into the Registration Statements on Form F-3 (File No. 333-197411) and Forms S-8 (File No. 333-194875 and File No. 333-202394) of the registrant, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit

99.1	Alcobra Ltd. unaudited interim consolidated financial statements for the six months ended June 30, 2015 and notes thereto.
99.2	Alcobra Ltd. Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcobra Ltd. (Registrant) By /s/ Dr. Yaron Daniely
Name: Dr. Yaron Daniely Chief Executive Officer and President

Date: November 12, 2015